SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Results of 2011 Annual General Meeting

PRANA BIOTECHNOLOGY LIMITED
(ASX: PBT)

RESULTS OF 2011 ANNUAL GENERAL MEETING

Tuesday 29th November 2011

The Company wishes to advise that all resolutions contained in the Notice of Meeting were unanimously carried on a show of hands.

In accordance with Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the 2011 Annual General Meeting held today at 10.30am.

				Proxy
Resolutions	For	Against	Abstain	Discretion*	Total
1 Re-Election of Mr. Peter Marks to Serve as a Director	44,902,434	454,230	3,179,770	3,676,293	52,212,727

2 Non-Binding Adoption of Remuneration Report	26,297,565	4,594,360	21,319,569	763,703	52,975,197
* The Chairman voted undirected proxies in his control in favour of all resolutions, except for Resolution 2 where the Chairman abstained from voting.

In regards to Resolution 2: Remuneration Report, 84% of proxy’s received voted in favour of this resolution.

On behalf of the Board

Richard Revelins
Company Secretary
Prana Biotechnology Limited

Suite 2, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 8166 Facsimile: 61 3 9824 8161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 29, 2011